Exhibit 99.1

Allego Reports Fourth Quarter and Full-Year 2022 Results;

Demonstrates Strong Operating Dynamics

•	Fourth quarter 2022 revenue increased 10.7% over the prior year period to €60.9 million.

•	Fourth quarter 2022 net loss was €(40.0) million compared to €(95.9) million during the fourth quarter of 2021.

•	Operational EBITDA[1] in Q4 2022 reached €7.8 million versus €14.8 million in the year ago period.

•	Fourth quarter 2022 average utilization rate[2] increased to 6.7 sessions per day per ultrafast charger (13.4%) from 3.7 sessions (7.4%) in the prior-year period.

•	Full-year 2022 total energy sold was 154.6 gigawatt-hour (GWh), an increase of 86.8% over the prior-year period.

•	Full-year 2022 total number of charging sessions was 7.4 million for Allego’s own network, 70.6% higher than the 4.3 million in the prior-year period.

•	The Company executed its plan to secure long-term, low-cost power prices with renewable PPAs and bring long-term cost advantages by signing three additional PPAs this year.

•	The Company refinanced an existing credit facility of €170 million and increased it with €230 million of investment capacity to a total of €400 million in December 2022.

ARNHEM, Netherlands – May 16, 2023 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast and ultrafast charging network, today announced fourth quarter and full-year 2022 results and key performance metrics.

Fourth Quarter 2022 Ending December 31, 2022

•	Total revenue increased 10.7% to €60.9 million, compared to €55.0 million in the prior-year period driven by sharp growth in charging revenue.

•

Charging revenue grew 228% to €26.9 million compared to €8.2 million for the three months ended December 31, 2021. The growth was driven by higher utilization rates, an increase in the number of chargers, and price hikes.

•

Services revenue decreased to €33.9 million, compared to €46.8 million for the three months ended December 31, 2021. The decrease was driven by a decrease in revenue for the Carrefour project in line with expectations. This project was weighted towards the second half of 2022, as was the case in 2021, and accelerated during the fourth quarter of 2022 relative to previous quarters.

•	Net loss for the three months ended December 31, 2022 was €(40.0) million, largely driven by non-recurring, non-cash items, compared to €(95.9) million, during the fourth quarter of 2021.

•

Fourth quarter operational EBITDA was €7.8 million compared to €14.8 million for the three months ended December 31, 2022. This decrease is the result of a rise in SG&A (€6.3 million) and a decline in other income (€3.4 million), partially offset by an increase in gross profit (€2.6 million). The increase in SG&A is mainly the consequence of expansion and increased revenue. The decrease in other income is a result of a decrease in the price of CO2 tickets and fewer government grants. The increase in gross profit is the combined effect of a decrease of revenues on the Carrefour project, more than offset by a sharp increase in gross profit on charging revenues.

[1]	Operational EBITDA is a non-IFRS financial measure. Refer to the Reconciliation of Loss for EBITDA and Operational EBITDA for the Fourth Quarter and Year section below.
[2]

Utilization rate, a key performance measure, is defined as the number of charging sessions per charger per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole).

Full-Year 2022 Ending December 31, 2022

•	Total revenue increased 55.2% to €133.9 million, compared to €86.3 million in 2021, driven by widespread growth across charging and services.

•

Charging revenue grew 152% to €65.3 million. The growth was driven by a sharp increase in charging sessions to 7.4 million on owned network, a steep acceleration of the number of operational Allego’s ultrafast charging ports, and price increases to offset input costs.

•

Services revenue increased 13.9% to €68.5 million, compared to €60.2 million in 2021. Services revenue was driven by the Carrefour project, which as expected, was weighted towards the second half of 2022.

•	Net loss for the year ended December 31, 2022 was €(305.3) million, largely driven by non-recurring, non-cash, share-based payments.

•

Operational EBITDA was €2.3 million compared to €9.2 million for 2021. The decrease of €6.9 million was caused by an increase of €12.6 million in SG&A, offset by increases of €4.0 million in gross profit and €1.6 million in other income. Gross profit increased almost completely due to higher charging gross profit. SG&A was up because of expansion and increased revenues; SG&A as a percentage of revenues improved from 27.7% to 27.2%, demonstrating improved efficiency.

•

Operational EBITDA was adversely affected by €17.0 million of higher energy costs, offset by the benefits from an increase of €16.5 million from charging prices as well as higher income of €3.7 million from the sale of carbon credit certificates and the management of energy prices during the end of the period.

•

Future power purchase agreements (“PPA”) in our main markets are expected to moderate any impact of higher energy input costs going forward. The first PPA started January 1, 2023 and an additional three PPAs have already been signed in 2023 with volume totaling more than 160 GWh.

•	Allego substantially increased its backlog of signed location contracts reaching more than 1,300 premium sites.

Key Metrics

	Three Months Ended December 31, 2022
Metrics	2022	2021	% Change
Average Utilization Rate(1)	13.4%	7.4%	80.6%
Public Charging Ports	27,942	27,982	(0.1%)
# Fast & Ultra-Fast Charging Sites	1,014	831	22.0%
# Fast & Ultra-Fast Charging Ports	1,471	1,215	21.1%
Recurring Users %	80.0%	78.4%	2.1%
Owned Public Charging Ports	24,122	22,056	9.4%
Third-Party Public Charging Ports	3,820	5,926	(35.5%)
Total # Sessions (‘000) (2)	2,567	1,980	29.6%
Total Energy Sold (GWh)	47.7	28.6	66.7%
Secured Backlog (sites)	1,314	500	162.8%

(1)	Includes Mega-E for all periods
(2)	Total # sessions include owned and third party

2023 Outlook:

Full-Year Guidance Range:

•	Total Revenues: €180 - €220 million

•	Energy Sold: 215 GWh – 225 GWh

•	Operational EBITDA: €30 - €40 million

CEO and CFO Comments and Outlook

Allego’s Chief Executive Officer, Mathieu Bonnet, stated “I am very pleased with our collective execution throughout 2022, which concludes our first fiscal year as a public company. Key accomplishments included the exercise of the Mega-E option, the acquisition of MOMA to bolster our technology platform, the signing of PPAs to mitigate electricity pricing, upscaling our charging revenues without compromising on the Allego quality stamp, and securing additional financing via an expanded credit facility. We also signed new contracts, increasing our backlog of sites to more than 1,300, which further strengthens our position to continue playing a leading role in Europe’s rapidly growing ultra-fast EV charging infrastructure. The growth of our charging revenue confirms our strategy to swiftly develop our own ultrafast EV public network and the installation of our own ultrafast chargers grows. Finally, we continue to make strong progress on numerous other engagements, including the Carrefour project, which is progressing as scheduled, with over 310 new ultrafast charging ports being installed in the second phase of development.”

Bonnet continued, “Looking ahead to the remainder of 2023, we are well positioned to capitalize on additional growth opportunities as we accelerate the installation of chargers and improve our margin with our strategy to secure long-term renewable low-cost sourcing enabled by our energy platform. Our site selection technology allows us to continue securing best-in-class utilization rates, as we are able to select locations on key corridors. As EV adoption increases throughout Europe, we expect to see continued rises in utilization rates. Additionally, we are actively working on updates to our technology stack and expect to roll out more features that will continue to better serve our customers. I would like to thank all our employees for their hard work throughout 2022, as well as our shareholders for their continued support. We look forward to driving long-term value creation in 2023 and beyond.”

Allego’s Chief Financial Officer, Ton Louwers, commented, “I am pleased with the progress we made during our first fiscal year as a public company despite a challenging macro environment, primarily highlighted by substantial increases in our energy input costs. We have taken a multi-pronged approach to mitigate this impact through the signing of PPAs, along with the price increases we managed throughout 2022 without impacting utilization rates, which also demonstrates our price power. We continue to expect to have 80% of our energy input costs hedged through PPAs by the end of 2023. Furthermore, we began seeing a shift in revenue mix in the fourth quarter of 2022 with increased charging revenue, which commands a higher margin profile and thus enables improved profitability. Coupled with the high pace of new installations of ultrafast chargers, we have confidence in our operational EBITDA guidance underpinned by the high visibility of our fast-growing and recurring charging activities.”

Key Financials

	Three Months Ended December 31, 2022			Full- Year Ended December 31, 2022
	2022	2021	% Change	2022	2021	% Change
Charging Revenue	26.9	8.2	228.0%	65.3	26.1	150.2%
Services Revenue	33.9	46.8	(27.5)%	68.6	60.2	13.9%
Total Revenue	60.9	55.0	10.7%	133.9	86.3	55.2%
Net Loss	(40.0)	(95.9)	58.3%	(305.3)	(319.7)	4.5%
Operational EBITDA	7.8	14.8	(47.3%)	2.3	9.2	(75.0%)

About Allego

Allego delivers charging solutions for electric cars, motors, buses, and trucks, for consumers, businesses, and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprising approximately 34,000 public and private charging ports operational throughout the pan-European market – and proliferating. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives our customers and us a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient, and more enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) data security breaches or other network outage; (xiv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xv) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xvi) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries; and (xviii) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Consolidated statement of profit or loss for the years ended December 31, 2022, 2021 and 2020 (audited)

(in €‘000)	2022	2021 (restated)	2020 (restated)
Revenue from contracts with customers
Charging sessions	65,347	26,108	14,879
Service revenue from the sale of charging equipment	33,585	37,253	15,207
Service revenue from installation services	28,630	19,516	12,313
Service revenue from operation and maintenance of charging equipment	3,230	3,414	1,850
Service revenue from consulting services	3,108	—	—
Total revenue from contracts with customers	133,900	86,291	44,249
Cost of sales	(126,655)	(69,276)	(38,989)
Gross profit	7,245	17,015	5,260
Other income	3,724	10,853	5,429
Selling and distribution expenses	(2,587)	(2,472)	(3,919)
General and administrative expenses	(323,358)	(329,297)	(39,433)
Operating loss	(314,976)	(303,901)	(32,663)
Finance income/(costs)	10,320	(15,419)	(11,282)
Loss before income tax	(304,656)	(319,320)	(43,945)
Income tax	(636)	(352)	689
Loss for the year	(305,292)	(319,672)	(43,256)
Attributable to:
Equity holders of the Company	(304,778)	(319,672)	(43,256)
Non-controlling interests	(514)	—	—
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	(1.21)	(1.68)	(0.23)

Consolidated statement of financial position as at December 31, 2022 and December 31, 2021 (audited)

(in €‘000)	31-December-2022	31-December-2021
Assets
Non-current assets
Property, plant and equipment	134,718	41,544
Intangible assets	24,648	8,333
Right-of-use assets	47,817	30,353
Deferred tax assets	523	570
Other financial assets	62,487	19,582
Total non-current assets	270,193	100,382
Current assets
Inventories	26,017	9,231
Prepayments and other assets	9,079	11,432
Trade and other receivables	47,235	42,077
Contract assets	1,512	1,226
Other financial assets	601	30,400
Cash and cash equivalents	83,022	24,652
Total current assets	167,466	119,018
Total assets	437,659	219,400
Equity
Share capital	32,061	1
Share premium	365,900	61,888
Reserves	(6,860)	4,195
Accumulated deficit	(364,088)	(142,736)
Equity attributable to equity holders of the Company	27,013	(76,652)
Non-controlling interests	745	—
Total equity	27,758	(76,652)
Non-current liabilities
Borrowings	269,033	213,128
Lease liabilities	44,044	26,097
Provisions and other liabilities	520	133
Contract liabilities	2,442	—
Deferred tax liabilities	2,184	—
Total non-current liabilities	318,223	239,358
Current liabilities
Trade and other payables	56,390	29,333
Contract liabilities	7,917	21,192
Current tax liabilities	1,572	401
Lease liabilities	7,280	5,520
Provisions and other liabilities	17,223	248
Warrant liabilities	1,296	—
Total current liabilities	91,678	56,694
Total liabilities	409,901	296,052
Total equity and liabilities	437,659	219,400

Consolidated statement of cash flows for the years ended December 31, 2022, 2021 and 2020 (audited)

(in €‘000)	2022	2021	2020
Cash flows from operating activities
Cash generated from/(used in) operations	(95,704)	(2,921)	(29,926)
Interest paid	(9,224)	(5,996)	(4,508)
Proceeds from settlement of interest cap derivatives	1,071	—	—
Payment of interest cap derivative premiums	(4,068)	—	—
Income taxes received/(paid)	(424)	(296)	—
Net cash flows from/(used in) operating activities	(108,349)	(9,213)	(34,434)
Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	(9,720)	—	—
Acquisition of MOMA, net of cash acquired	(58,644)	—	—
Purchase of property, plant and equipment	(25,581)	(9,983)	(17,006)
Proceeds from sale of property, plant and equipment	45	1,207	1,353
Purchase of intangible assets	(1,572)	(6,793)	(2,787)
Proceeds from/(repayment of) investment grants	512	1,702	3,181
Payment of purchase options derivative premiums	—	(1,500)	—
Net cash flows from/(used in) investing activities	(94,960)	(15,367)	(15,259)
Cash flows from financing activities
Proceeds from borrowings	159,210	44,315	38,339
Repayment of borrowings	(23,403)	—	—
Payment of principal portion of lease liabilities	(5,227)	(3,215)	(1,658)
Payment of transaction costs on new equity instruments	(925)	(134)	—
Payment of transaction costs on borrowings	(10,751)	—	—
Proceeds from issuing equity instruments (Spartan shareholders)	10,079	—	—
Proceeds from issuing equity instruments (PIPE financing)	132,690	—	—
Net cash flows from/(used in) financing activities	261,673	40,966	36,681
Net increase/(decrease) in cash and cash equivalents	58,364	16,386	(13,012)
Cash and cash equivalents at the beginning of the year	24,652	8,274	21,277
Effect of exchange rate changes on cash and cash equivalents	6	(8)	9
Cash and cash equivalents at the end of the year	83,022	24,652	8,274

Reconciliation of Loss for EBITDA and Operational EBITDA for the Fourth Quarter and Year

			Year ending December 31
(€ in millions)	4Q2022	4Q2021	2022	2021 (restated)	2020 (restated)
Loss for the year	(40.0)	(95.9)	(305.3)	(319.4)	(43.4)
Income tax	0.4	0.2	0.6	0.4	(0.7)
Finance costs	2.4	4.3	(10.3)	15.4	11.3
Amortization and impairments of intangible assets	1.2	0.7	3.7	2.7	3.7
Depreciation and impairments of right-of-use assets	1.9	1.4	6.7	3.4	1.8
Depreciation, impairments and reversal of impairments of property, plant and equipment	6.8	0.3	16.7	5.6	4.8

EBITDA	(27.2)	(89.0)	(287.8)	(292.2)	(22.5)
Fair value gains/(losses) on derivatives (purchase options)	—	5.2	(3.9)	(2.9)	—
Share-based payment expenses	16.0	91.8	258.1	291.8	7.1
Transaction costs	0.9	6.2	8.9	11.8	—
Bonus payments to consultants	—	0.6	—	0.6	—
Lease buyouts	—	—	—	—	0.1
Business Optimization Costs	17.8	—	26.5	—	1.8
Reorganization and Severance	0.3	—	0.5	0.1	3.8

Operational EBITDA	7.8	14.8	2.3	9.2	(9.7)

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this press release, such as EBITDA and Operational EBITDA, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results, and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Contact:

Investors

investors@allego.eu

Media

allegoPR@icrinc.com